UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. )*

LandBridge Company LLC

(Name of Issuer)

Class A shares representing limited liability company interests

(Title of Class of Securities)

514952 100

(CUSIP Number)

Frank Bayouth

825 Town & Country Lane

Houston, Texas 77024

(713) 351-0702

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

David P. Oelman

Michael S. Telle

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, Texas 77002

(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514952 100

1.	Name of reporting person LandBridge Holdings LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 55,726,603 shares(1)
	8.	Shared voting power 0 shares
	9.	Sole dispositive power 55,726,603 shares(1)
	10.	Shared dispositive power 0 shares

11.	Aggregate amount beneficially owned by each reporting person 55,726,603 shares (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 76.2%(2)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Consists of Class B shares representing limited liability company interests of LandBridge Company LLC (the “Issuer” and such shares, “Class B shares”) and an equivalent number of membership interests of DBR Land Holdings LLC (“OpCo” and such units, “OpCo Units”), which together are exchangeable for Class A shares representing limited liability company interests of the Issuer (“Class A shares”) on a one-for-one basis pursuant to the Amended and Restated Limited Liability Company Agreement of OpCo (“OpCo LLC Agreement”).

(2)

This calculation is based on a combined total of 73,151,603 Class A shares and Class B shares outstanding as disclosed by the Issuer in the final prospectus included in its Registration Statement on Form S-1 (Registration No. 333-279893), filed with U.S. Securities and Exchange Commission on June 28, 2024 (“Registration Statement”) related to its initial public offering (“IPO”) of Class A shares. This combined total consists of (a) 17,425,000 Class A shares outstanding as of July 1, 2024, which consists of 16,675,000 Class A shares issued pursuant to the IPO and 750,000 Class A shares issued in a concurrent private placement with an accredited investor exempted under the Securities Act of 1933, as amended pursuant to Section 4(a)(a) thereof and Regulation D promulgated thereunder (“Private Placement”) and (b) assumes that all 55,726,603 Class B shares beneficially owned by the Reporting Persons (as defined in Item 2), along with an equivalent number of OpCo Units, were exchanged for newly-issued Class A shares on a one-for-one basis.

CUSIP No. 514952 100

1.	Name of reporting person Five Point Energy Fund II AIV-VII LP
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 55,726,603 shares(1)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 55,726,603 shares(1)

11.	Aggregate amount beneficially owned by each reporting person 55,726,603 shares(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 76.2%(2)
14.	Type of reporting person PN (Partnership)

(1)	Consists of Class B shares in the Issuer and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
(2)

This calculation is based on a combined total of 73,151,603 Class A shares and Class B shares outstanding disclosed by the Issuer in the final prospectus included in its Registration Statement related to the IPO of Class A shares. This combined total consists of (a) 17,425,000 Class A shares outstanding as of July 1, 2024, which consists of 16,675,000 Class A shares issued pursuant to the IPO and 750,000 Class A shares issued in the Private Placement, as disclosed by the Issuer in the final prospectus included in its Registration Statement related to the IPO, and (b) assumes that all 55,726,603 Class B shares beneficially owned by the Reporting Persons, along with an equivalent number of OpCo Units, were exchanged for newly-issued Class A shares on a one-for-one basis.

CUSIP No. 514952 100

1.	Name of reporting person Five Point Energy Fund III AIV-VIII LP
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 55,726,603 shares(1)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 55,726,603 shares(1)

11.	Aggregate amount beneficially owned by each reporting person 55,726,603 shares(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 76.2%(2)
14.	Type of reporting person PN (Partnership)

(1)	Consists of Class B shares in the Issuer and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
(2)

This calculation is based on a combined total of 73,151,603 Class A shares and Class B shares outstanding disclosed by the Issuer in the final prospectus included in its Registration Statement related to the IPO of Class A shares. This combined total consists of (a) 17,425,000 Class A shares outstanding as of July 1, 2024, which consists of 16,675,000 Class A shares issued pursuant to the IPO and 750,000 Class A shares issued in the Private Placement, as disclosed by the Issuer in the final prospectus included in its Registration Statement related to the IPO, and (b) assumes that all 55,726,603 Class B shares beneficially owned by the Reporting Persons, along with an equivalent number of OpCo Units, were exchanged for newly-issued Class A shares on a one-for-one basis.

CUSIP No. 514952 100

1.	Name of reporting person Five Point Energy Fund GP II LP
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 55,726,603 shares(1)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 55,726,603 shares(1)

11.	Aggregate amount beneficially owned by each reporting person 55,726,603 shares(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 76.2%(2)
14.	Type of reporting person PN (Partnership)

(1)	Consists of Class B shares in the Issuer and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
(2)

This calculation is based on a combined total of 73,151,603 Class A shares and Class B shares outstanding disclosed by the Issuer in the final prospectus included in its Registration Statement related to the IPO of Class A shares. This combined total consists of (a) 17,425,000 Class A shares outstanding as of July 1, 2024, which consists of 16,675,000 Class A shares issued pursuant to the IPO and 750,000 Class A shares issued in the Private Placement, as disclosed by the Issuer in the final prospectus included in its Registration Statement related to the IPO, and (b) assumes that all 55,726,603 Class B shares beneficially owned by the Reporting Persons, along with an equivalent number of OpCo Units, were exchanged for newly-issued Class A shares on a one-for-one basis.

CUSIP No. 514952 100

1.	Name of reporting person Five Point Energy GP III LP
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 55,726,603 shares(1)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 55,726,603 shares(1)

11.	Aggregate amount beneficially owned by each reporting person 55,726,603 shares(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 76.2%(2)
14.	Type of reporting person PN (Partnership)

(1)	Consists of Class B shares in the Issuer and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
(2)

This calculation is based on a combined total of 73,151,603 Class A shares and Class B shares outstanding disclosed by the Issuer in the final prospectus included in its Registration Statement related to the IPO of Class A shares. This combined total consists of (a) 17,425,000 Class A shares outstanding as of July 1, 2024, which consists of 16,675,000 Class A shares issued pursuant to the IPO and 750,000 Class A shares issued in the Private Placement, as disclosed by the Issuer in the final prospectus included in its Registration Statement related to the IPO, and (b) assumes that all 55,726,603 Class B shares beneficially owned by the Reporting Persons, along with an equivalent number of OpCo Units, were exchanged for newly-issued Class A shares on a one-for-one basis.

CUSIP No. 514952 100

1.	Name of reporting person Five Point Energy GP II LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 55,726,603 shares(1)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 55,726,603 shares(1)

11.	Aggregate amount beneficially owned by each reporting person 55,726,603 shares(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 76.2%(2)
14.	Type of reporting person OO (Limited Liability Company)

(1)	Consists of Class B shares in the Issuer and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
(2)

This calculation is based on a combined total of 73,151,603 Class A shares and Class B shares outstanding disclosed by the Issuer in the final prospectus included in its Registration Statement related to the IPO of Class A shares. This combined total consists of (a) 17,425,000 Class A shares outstanding as of July 1, 2024, which consists of 16,675,000 Class A shares issued pursuant to the IPO and 750,000 Class A shares issued in the Private Placement, as disclosed by the Issuer in the final prospectus included in its Registration Statement related to the IPO, and (b) assumes that all 55,726,603 Class B shares beneficially owned by the Reporting Persons, along with an equivalent number of OpCo Units, were exchanged for newly-issued Class A shares on a one-for-one basis.

CUSIP No. 514952 100

1.	Name of reporting person Five Point Energy GP III LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 55,726,603 shares(1)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 55,726,603 shares(1)

11.	Aggregate amount beneficially owned by each reporting person 55,726,603 shares(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 76.2%(2)
14.	Type of reporting person OO (Limited Liability Company)

(1)	Consists of Class B shares in the Issuer and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
(2)

This calculation is based on a combined total of 73,151,603 Class A shares and Class B shares outstanding disclosed by the Issuer in the final prospectus included in its Registration Statement related to the IPO of Class A shares. This combined total consists of (a) 17,425,000 Class A shares outstanding as of July 1, 2024, which consists of 16,675,000 Class A shares issued pursuant to the IPO and 750,000 Class A shares issued in the Private Placement, as disclosed by the Issuer in the final prospectus included in its Registration Statement related to the IPO, and (b) assumes that all 55,726,603 Class B shares beneficially owned by the Reporting Persons, along with an equivalent number of OpCo Units, were exchanged for newly-issued Class A shares on a one-for-one basis.

CUSIP No. 514952 100

1.	Name of reporting person David N. Capobianco
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Unit States of America

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 55,726,603 shares(1)
	8.	Shared voting power 0 shares
	9.	Sole dispositive power 55,726,603 shares(1)
	10.	Shared dispositive power 0 shares

11.	Aggregate amount beneficially owned by each reporting person 55,726,603 shares(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 76.2%(2)
14.	Type of reporting person IN (Individual)

(1)	Consists of Class B shares in the Issuer and an equivalent number of OpCo Units, which together are exchangeable for Class A shares on a one-for-one basis pursuant to the OpCo LLC Agreement.
(2)

This calculation is based on a combined total of 73,151,603 Class A shares and Class B shares outstanding disclosed by the Issuer in the final prospectus included in its Registration Statement related to the IPO of Class A shares. This combined total consists of (a) 17,425,000 Class A shares outstanding as of July 1, 2024, which consists of 16,675,000 Class A shares issued pursuant to the IPO and 750,000 Class A shares issued in the Private Placement, as disclosed by the Issuer in the final prospectus included in its Registration Statement related to the IPO, and (b) assumes that all 55,726,603 Class B shares beneficially owned by the Reporting Persons, along with an equivalent number of OpCo Units, were exchanged for newly-issued Class A shares on a one-for-one basis.

CUSIP No. 514952 100

Item 1.	Security and Issuer

This statement on Schedule 13D, filed pursuant to Rule 13d-1(a) under the Act (this “Schedule 13D”), relates to the Class A shares representing limited liability company interests (“Class A shares”) of LandBridge Company LLC, a Delaware limited liability company (the “Issuer”). The principal executive office of the Issuer is located at 5555 San Felipe Street, Suite 1200, Houston, Texas 77056.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by:

(i) LandBridge Holdings LLC, a Delaware limited liability company;

(ii) Five Point Energy Fund II AIV-VII LP, a Delaware limited partnership;

(iii) Five Point Energy Fund III AIV-VIII LP, a Delaware limited partnership;

(iv) Five Point Energy GP II LP, a Delaware limited partnership;

(v) Five Point Energy GP III LP, a Delaware limited partnership;

(vi) Five Point Energy GP II LLC, a Delaware limited liability company;

(vii) Five Point Energy GP III LLC, a Delaware limited liability company; and

(viii) David N. Capobianco, a United States citizen (the persons and entities listed in items (i) through (viii) are collectively referred to herein as the “Reporting Persons”).

LandBridge Holdings LLC (“LandBridge Holdings”), which is controlled by a board of managers consisting of five members, is the direct beneficial owner of the securities reported in this Schedule 13D. Five Point Energy Fund II AIV-VII LP (“Fund II”), which owns approximately 23.2% of LandBridge Holdings, and Five Point Energy Fund III AIV-VIII LP (“Fund III”), which owns approximately 74.1% of LandBridge Holdings, have the right to appoint a majority of the members of the board of managers of LandBridge Holdings. Five Point Energy GP II LP (“GP II LP”) is the sole general partner of Fund II. Five Point Energy GP II LLC (“GP II LLC” and, together with Fund II and GP II LP, the “Fund II Entities”) is the sole general partner of GP II LP. Five Point Energy GP III LP (“GP III LP” and, together with Fund III and GP III LP, the “Fund III Entities”) is the sole general partner of Fund III. Five Point Energy GP III LLC (“GP III LLC”) is the sole general partner of GP III LP. Each of GP II LLC and GP III LLC is controlled by David N. Capobianco (“DNC”) as each respective entity’s sole member.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 1.

(b) The address of the principal business office of the Reporting Persons is 825 Town & Country Lane, Houston, Texas 77024.

(c) Each of Fund II, Fund III, GP II LP, GP III LP, GP II LLC and GP III LLC is principally engaged in the business of being a holding company, general partner or sole member, as described above, and managing investments through partnerships and limited liability companies. LandBridge Holdings is principally engaged as a holding company to hold the securities to which this Schedule 13D relates. The present principal occupation or employment of Mr. Capobianco is as an executive of Five Point Energy LLC, the manager of certain funds, including Fund II and Fund III.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 514952 100

Item 3.	Source and Amount of Funds

LandBridge Holdings acquired the securities reported herein as consideration for its interest in OpCo, immediately prior to the IPO, as part of the transactions contemplated by the Master Reorganization Agreement as more fully described below.

Item 4.	Purpose of the Transaction

The information set forth or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons intent to participate in and influence the affairs of the Issuer through their ownership interest in the Issuer and their rights to appoint directors of the Issuer. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including, without limitation, communicating with the board of directors, members of management or other securityholders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject, where applicable, to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries, including with a person in which a Reporting Person has an interest; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (which may include distributions to limited partners and transfers to affiliates); subsequent offerings; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; transactions and arrangements with the Issuer, including joint acquisitions of persons or assets or commercial transactions; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the board of directors (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above. Pursuant to the terms and conditions of the documents described herein to which LandBridge Holdings is a party, LandBridge Holdings has certain director designation and approval rights, as further described in Item 6 of this Schedule 13D.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject, where applicable, to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including capital shares and/or other equity, debt, notes or other financial instruments related to the Issuer or the capital shares (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments from time to time, in each case, in open market or private transactions, block sales or otherwise and/or engage in hedging or similar transactions with respect to securities of the Issuer. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject, where applicable, to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons and such affiliates.

CUSIP No. 514952 100

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, subject, where applicable, to the agreements described herein, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The information set forth on the cover pages is incorporated by reference into this Item 5.

LandBridge Holdings holds 55,726,603 Class B shares and the same number of OpCo Units. The terms of the OpCo LLC Agreement provide each holder of an OpCo Unit, subject to certain limitations, the right (the “Redemption Right”) to cause OpCo to acquire all or a portion of its OpCo Units (along with the cancellation of corresponding number of the Issuer’s Class B shares) for, at OpCo’s election, (i) Class A shares at a redemption ratio of one Class A share for each OpCo Unit redeemed, subject to conversion rate adjustments for equity splits, dividends and reclassifications and other similar transactions (“applicable conversion rate adjustments”), or (ii) cash in an amount equal to the Cash Election Amount (as defined Registration Statement) of such Class A shares. As a result, for the purpose of Rule 13d-3 under the Act, LandBridge Holdings, DNC, the Fund II Entities and the Fund III Entities may be deemed to be the beneficial owners of an aggregate of 55,726,603 Class A shares. The aggregate number of Class A shares beneficially owned by each of LandBridge Holdings, DNC, the Fund II Entities and the Fund III Entities represents approximately 76.2%, respectively, of the outstanding Class A shares, based on (a) 17,425,000 Class A shares outstanding as of July 1, 2024, which consists of 16,675,000 Class A shares issued pursuant to the IPO and 750,000 Class A shares issued in the Private Placement, as disclosed by the Issuer in the final prospectus included in its Registration Statement related to the IPO, and (b) assumes that all Class B shares beneficially owned by the Reporting Persons, and no other Class B shares, along with an equivalent number of OpCo Units, were exchanged for newly issued Class A shares on a one-for-one basis. As of July 1, 2024, LandBridge Holdings owned (x) all outstanding Class B shares and (y) 76.2% of the outstanding OpCo Units, with the remaining 23.8% of the OpCo Units held by the Issuer.

Each of Fund II and Fund III (who collectively own 97.3% of the capital interests of LandBridge Holdings), GP II LP (as sole general partner of Fund II), GP III LP (as sole general partner of Fund III), GP II LLC (as sole general partner of GP II LP), GP III LLC (as sole general partner of GP III LP) and DNC (as the sole member of each of GP II LLC and GP III LLC) may be deemed to be the beneficial owner of the securities beneficially owned by LandBridge Holdings.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

(c) The information set forth in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 5(c).

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-Up Agreement

On June 27, 2024 each Reporting Person entered in to a Lock-Up Agreement (collectively, the “Lock-Up Agreements”). The Lock-Up Agreements provide that, subject to certain limited exceptions, such parties shall not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or transfer, without the prior written consent of Goldman Sachs & Co. LLC and Barclays Capital Inc., any Class A shares or securities convertible into or exercisable or exchangeable for Class A shares, including OpCo Units and Class B shares, for a period of 180 days following the date of the final prospectus related to the IPO. The foregoing description of the Lock-Up Agreements is qualified in its entirety by reference to such document, a copy of which is incorporated by reference and filed herewith as Exhibit 2 to this Schedule 13D.

CUSIP No. 514952 100

Amended and Restated Limited Liability Company Agreement of the Issuer

On July 1, 2024 the LandBridge Holdings, as the sole member of Issuer, entered an Amended and Restated Limited Liability Company Agreement (the “Issuer LLC Agreement”). The Issuer LLC Agreement provides, among other things, that LandBridge Holdings and its affiliates are not restricted from owning assets or prohibited from engaging in other businesses or activities, including those that might be in direct competition with the Issuer. In addition, LandBridge Holdings and its affiliates may compete with the Issuer for investment opportunities and may own an interest in entities that compete with the Issuer. The Issuer LLC Agreement also provides that the Issuer renounces any interest or expectancy in, or in being offered, an opportunity to participate in, any business opportunity that may from time to time be presented to LandBridge Holdings or its affiliates that would otherwise be subject to a corporate opportunity or other analogous doctrine under the Delaware General Corporate Law. The foregoing description of the Issuer LLC Agreement is qualified in its entirety by reference to such document, a copy of which is incorporated by reference herein as Exhibit 3 to this Schedule 13D.

Registration Rights Agreement

On July 1, 2024 LandBridge Holdings entered into a registration rights agreement with the Issuer (the “RRA”) pursuant to which the Issuer agreed to register under federal securities laws the offer and resale of all Class A shares owned by or underlying the Class B shares and OpCo Units owned by LandBridge Holdings or certain of its affiliates or permitted transferees. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of Class A shares to be included in a registration and the Issuer’s right to delay or withdraw a registration statement under certain circumstances. The foregoing description of the RRA is qualified in its entirety by reference to such document, a copy of which is incorporated by reference herein as Exhibit 4 to this Schedule 13D.

Amended and Restated Limited Liability Company Agreement of OpCo

On July 1, 2024 LandBridge Holdings, as the sole member of OpCo, entered enter into the OpCo LLC Agreement pursuant to which each holder of an OpCo Unit will, subject to certain limitations, have a Redemption Right to cause OpCo to acquire all or a portion of its OpCo Units (along with the cancellation of a corresponding number of the Issuer’s Class B shares) for, at OpCo’s election, (i) Class A shares at a redemption ratio of one Class A share for each OpCo Unit redeemed, subject to applicable conversion rate adjustments, or (ii) cash in an amount equal to the Cash Election Amount of such Class A shares. OpCo will determine whether to issue Class A shares or pay cash in an amount equal to the Cash Election Amount in lieu of the issuance of Class A shares based on facts in existence at the time of the decision. Alternatively, upon the exercise of the Redemption Right, the Issuer (instead of OpCo) will have the Call Right to, for administrative convenience, acquire each tendered OpCo Unit directly from the redeeming OpCo Unitholder for, at the Issuer’s election, (x) one Class A share, subject to applicable conversion rate adjustments, or (y) cash in an amount equal to the Cash Election Amount of such Class A shares. In connection with any redemption of OpCo Units pursuant to the Redemption Right or acquisition of OpCo Units pursuant to the Call Right, a corresponding number of Class B shares held by the redeeming OpCo Unitholder will be automatically cancelled. The foregoing description of the Master Reorganization Agreement (including each capitalized term utilized but not defined in the foregoing description) is qualified in its entirety by reference to such document, a copy of which is incorporated by reference herein as Exhibit 5 to this Schedule 13D.

Master Reorganization Agreement

On July 1, 2024, LandBridge Holdings and certain of its affiliates entered into a master reorganization agreement (the “MRA”), that governed the consummation of the Corporate Reorganization (as further described in the Registration Statement) that occurred immediately prior to the closing of the IPO. Pursuant to the MRA, following the formation of LandBridge Holdings via a division of WaterBridge NDB LLC, following which LandBridge Holdings owned all of the outstanding interests in OpCo and the Issuer, (i) LandBridge Holdings caused each of LandBridge and OpCo to amend and restate their respective operating agreements, (iii) the Issuer issued Class A shares in the offering, representing 100% of the economic rights in the Issuer, (iv) the Issuer contributed all of the net proceeds from the IPO (including any net proceeds from the exercise of the underwriter’s option to purchase additional Class A shares) to OpCo in exchange for a number of OpCo Units equal to the number of Class A shares issued in the IPO, (v) LandBridge Holdings received the Class B shares reported by it in this Schedule 13D and (vi) OpCo used the net proceeds (including any net proceeds from the exercise of the underwriter’s option to purchase additional Class A shares) from the IPO as described in the section titled “Use of Proceeds” in the Registration Statement.

CUSIP No. 514952 100

The foregoing description of the Master Reorganization Agreement is qualified in its entirety by reference to such document, a copy of which is incorporated by reference herein as Exhibit 6 to this Schedule 13D.

Shareholder’s Agreement

On July 1, 2024 LandBridge Holdings entered into a shareholder’s agreement with the Issuer (the “Shareholder’s Agreement”). As discussed further below, the Shareholder’s Agreement provides that, subject to compliance with applicable law and New York Stock Exchange rules, for so long as LandBridge Holdings and certain affiliates beneficially own at least 40% of the Issuer’s outstanding common shares, LandBridge Holdings shall be entitled to designate a number of directors equal to a majority of the board of directors, plus one director; and for so long as LandBridge Holdings and such affiliates beneficially own at least 30%, 20% and 10% of the Issuer’s outstanding common shares, LandBridge Holdings shall be entitled to designate at least three directors, two directors and one director, respectively. So long as LandBridge Holdings is entitled to designate one or more nominees to the board and notifies the board of directors of its desire to remove, with or without cause, any director previously designated by it to the board, the Issuer is required to take all necessary action to cause such removal. Further, so long as LandBridge Holdings has the right to designate at least one director to the Issuer’s board of directors, it will also have the right to appoint a number of board observers, who will be entitled to attend all meetings of the board in a non-voting, observer capacity, equal to the number of directors LandBridge Holdings is entitled to appoint. The foregoing description of the Shareholder’s Agreement is qualified in its entirety by reference to such document, a copy of which is incorporated by reference herein as Exhibit 7 to this Schedule 13D.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated as of July 3, 2024.

2	Form of Lock-Up Agreement.

3	Amended and Restated Limited Liability Company Agreement of LandBridge Company LLC, dated as of July 1, 2024 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 3, 2024.)

4	Registration Rights Agreement, dated as of July 1, 2024 by and among LandBridge Company LLC and LandBridge Holdings LLC (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 3, 2024.)

5	Amended and Restated Limited Liability Company Agreement of DBR Land Holdings LLC, dated as of July 1, 2024 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 3, 2024.)

6	Master Reorganization Agreement, dated as of July 1, 2024 by and among LandBridge Company LLC, DBR Land Holdings LLC and LandBridge Holdings LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 3, 2024.)

7	Shareholder’s Agreement, dated as of July 1, 2024 by and among LandBridge Company LLC and LandBridge Holdings LLC (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 3, 2024.)

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2024

LandBridge Holdings LLC

By:	/s/ Jason Long
Name:	Jason Long
Title:	Chief Executive Officer

Five Point Energy Fund II AIV-VII LP
By: Five Point Energy GP II LP, its general partner By: Five Point Energy GP II LLC, its general partner

By:	/s/ David N. Capobianco
Name:	David N. Capobianco
Title:	Sole Member

Five Point Energy Fund III AIV-VIII LP
By: Five Point Energy GP III LP, its general partner By: Five Point Energy GP III LLC, its general partner

By:	/s/ David N. Capobianco
Name:	David N. Capobianco
Title:	Sole Member

Five Point Energy Fund GP II LP
By: Five Point Energy GP II LLC, its general partner

By:	/s/ David N. Capobianco
Name:	David N. Capobianco
Title:	Sole Member

Five Point Energy Fund GP III LP
By: Five Point Energy GP III LLC, its general partner

By:	/s/ David N. Capobianco
Name:	David N. Capobianco
Title:	Sole Member

Five Point Energy Fund GP II LLC

By:	/s/ David N. Capobianco
Name:	David N. Capobianco
Title:	Sole Member

Five Point Energy Fund GP III LLC

By:	/s/ David N. Capobianco
Name:	David N. Capobianco
Title:	Sole Member

By:	/s/ David N. Capobianco
David N. Capobianco